March 16, 2007

Sara D. Kalin

Branch Chief - Legal

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Structured Asset Securities Corporation

Registration Statement on Form S-3/A

Filed February 27, 2006

File No. 333-139693 (the “Registration Statement”)

Ms. Kalin:

Thank you for your comments on the Registration Statement of Structured Asset Securities Corporation (the “Company”).  As we discussed by telephone, the Company has decided to remove disclosure regarding reverse mortgage loans and shared appreciation mortgage loans from the Registration Statement.

Each of your comments is repeated below, followed by our response on behalf of the Company.

Reverse Mortgage Prospectus Supplements

Risk Factors, page 6

1.

We note the reverse mortgage prospectus supplements you have provided in response to prior comment 2.  As much of the disclosure in these prospectus supplements is in bracketed form and does not provide any detail regarding the terms of a proposed transaction, please provide us with a thorough explanation of how the cash flows from the reverse mortgages are structured, how regular payments will be made to securityholders given that obligors do not appear to make monthly interest payments and how the mechanics of a reverse mortgage securitization work and differ from those of a HELOC securitization.  For example, while it appears that both HELOCs and reverse mortgage loans allow for continuing advances to be made after an initial payment, HELOCs are set, in that the lines of credit have a maximum amount that may be drawn, while your disclosure on page S-45 of the Notes supplement indicates that the Principal Limit of a reverse mortgage loan may be increased over time.  Additionally, your disclosure on page S-47 indicates that the servicer is required to make advances required under the terms of the mortgage loans, while HELOC deals do not appear to include this feature.  Ensure that your response clearly describes the mechanics of how reverse mortgage loans are securitized and how the process differs from a HELOC securitization.

The disclosure regarding reverse mortgage loans has been removed from the Registration Statement.

Summary of Terms

2.

As a follow-up to the comment above, please revise the summary sections of your reverse mortgage prospectus supplements to more clearly describe the nature of the assets being securitized and how the cash flows are structured.  For example, your amendment should include a flow of funds chart and clear disclosure indicating that the mortgage loans do not provide for scheduled monthly payments by the borrowers. As currently drafted, this is not disclosed in the summary and is discussed only when the reader reaches the risk factors.

The disclosure regarding reverse mortgage loans has been removed from the Registration Statement.

Risk Factors

Delay In or Failure by [      ] to Purchase Assignable HECMs. page S-24

3.

We note that a party to be specified may have the option to purchase loans from the issuing entity. Please note that we have referred this provision to our Division of Investment Management and may have further comment.

This disclosure has been removed from the Registration Statement.

Base Prospectus

The Mortgage Loans, page 47

4.

While we note your responses to prior comments 3 and 4, please provide us with the following additional information in order to help us evaluate shared appreciation loan securitizations.

•

A thorough description of the mechanics of how these loans are securitized, including a clear discussion of what assets or interests would be in the asset pool vs. held outside the asset pool by a third party as of the cut-off date.

•

A form of prospectus supplement for a transaction involving shared appreciation loans.  Please refer to comment 1 above and ensure that your prospectus supplement includes detailed information regarding how the transaction would work.

•

A copy of one of the offering documents used in one of the prior private transactions to which you refer in your response letter.

•

An analysis of whether you believe the structure of a shared appreciation loan transaction is similar to the transactions described in Section III.A.2.e of SEC Release 33-8518, and if so, why.  If you believe that shared appreciation loans are similar to such transactions, ensure that your response clearly addresses why shared appreciation loan transactions would meet the applicable limits on the percentage of the pool attributable to residual values, and what your disclosure regarding residual values would look like.

The disclosure regarding shared appreciation mortgage loans has been removed from the Registration Statement.

Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further.  You may reach me at 202-775-4137.

Sincerely,

/s/ Edward E. Gainor

Edward E. Gainor

cc:

Lana Franks

Michael Hitzmann

Ellen Kiernan

Scott Lechner